Exhibit 99.4

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Wednesday May 03, 2023

The +securities the subject of this notification are:

☑ +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAB	PERFORMANCE RIGHTS	64,013	02/05/2023

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

3/5/2023

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

☑ +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

☑ has an existing ASX security code (“existing class”)

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Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

WDSAB : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

2/5/2023

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

☑ Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

☑ Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Marguerite (Meg) Eileen O’Neill	Marguerite (Meg) Eileen O’Neill	64,013

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Performance Rights, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on vesting of the rights.

Further information regarding the terms of the Performance Rights can be found in Woodside’s Notice of Annual General Meeting 2023 which is available at the following link: https://www.woodside.com/docs/default-source/asx-announcements/2023-asx/notice-of-annual-general-meeting-2023.pdf ?sfvrsn=744653b5_3

See in particular the remuneration report on pages 78 to 93 and Note E.2 Employee Benefits in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

The Performance Rights were granted in accordance with item 4 passed by shareholders at the 2023 Annual General Meeting (AGM) held on 28 April 2023.

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Issue details

Number of +securities

64,013

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Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,898,749,771

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAE : WEP EQUITY RIGHTS	6,509,144

WDSAB : PERFORMANCE RIGHTS	1,812,762

WDSAF : SWEP EQUITY RIGHTS	2,730,326

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Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

☑ Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

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